Exhibit 12.1

Limited Brands, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	For the Twenty-Six Weeks Ended		For the Fiscal Years Ended
	August 4, 2007	July 29, 2006	February 3, 2007	January 28, 2006	January 29, 2005	January 31, 2004	February 1, 2003
Earnings:
Income before income taxes, minority interest and cumulative effect of change in accounting principle	494	350	1,096	958	1,116	1,166	843
Fixed charges (excluding capitalized interest)	114	123	230	247	225	228	197
Distributions from equity method investments, net of income or loss from equity investees	9	—	6	26	11	17	39

Total earnings	617	473	1,332	1,231	1,352	1,411	1,079

Fixed charges:
Portion of minimum rent representative of interest	58	75	128	153	167	166	167
Interest on indebtedness (including capitalized interest)	60	51	106	94	58	62	30

Total fixed charges	118	126	234	247	225	228	197

Ratio of earnings to fixed charges	5.2	3.8	5.7	5.0	6.0	6.2	5.5